Filed by Remington Oil and Gas Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
(f/k/a Cal Dive International, Inc.)
Commission File Number 333-132922

PRESS RELEASE
FOR IMMEDIATE RELEASE
Contact: Steven J. Craig
Sr. Vice President
 (214) 210-2675
REMINGTON OIL AND GAS CORPORATION ANNOUNCES
FIRST QUARTER 2006 EARNINGS
Dallas, TX, May 2, 2006, – Remington Oil and Gas Corporation (NYSE: REM) announced the following first quarter financial information:

	Three Months Ended
	March 31,
	2006	2005
	(In thousands, except per share data)
Oil and gas revenues	$59,996	$59,471
Other income	$18,102	$315
Net income	$26,383	$16,035
Cash flow provided by operations	$50,345	$45,355
Basic income per share	$0.92	$0.57
Diluted income per share	$0.90	$0.56
Production Bcfe	7.4	8.6
Average gas price	$7.66	$6.54
Average oil price	$60.07	$47.11
Oil and gas revenues for the three months ended March 31, 2006, increased $525,000, or 0.9%, compared to the same period in 2005. Gas revenues increased $4.2 million, or 10.5%, for the first quarter of 2006 compared to the first quarter of 2005 primarily due to the increase in average gas prices offset slightly by a decrease in production. Average gas prices for the first quarter of 2006 were $1.12 per Mcf, or 17.1% higher compared to the first quarter of 2005. Oil revenues decreased $3.7 million, or 19.4%, for the first quarter of 2006 compared to the first quarter of 2005 primarily due to the decrease in oil production partially offset by the increase in average oil prices. Oil prices increased $12.96 per barrel, or 27.5% during the first quarter of 2006 compared to 2005.

Other income for the three months ended March 31, 2006, includes $17.3 million related to the partial accrual of lost production insurance payments.
Net income for the three months ended March 31, 2006, increased $10.3 million, or 64.5%, compared to the same period of 2005. Cash flow from operations increased $5.0 million, or 11.0%, compared to the same period of 2005.
Income taxes for the three months ended March 31, 2006, increased $5.2 million, or 59.0%, compared to the same period of 2005 due to the increase in income before taxes. Current taxes accounted for $10.3 million of total tax expense for the three months ended March 31, 2006.
Dry hole expense for the first quarter of 2006 was $5.2 million. We utilize the successful-efforts method of accounting, which requires dry holes to be reported as an expense in the quarter they are determined to be dry. It is very difficult to predict when dry holes will occur and thus dry hole expense is subject to dramatic fluctuation each quarter.
As of March 31, 2006, we have $38.9 million accrued as insurance receivables on the Balance Sheet. Of this amount, $18.3 million represents insurance receivables for hurricane related expenditures associated with physical damage, lost equipment and a control of well claim. The remaining $20.6 million represents an insurance receivable for partial claim for lost production through March 31, 2006, from shut-ins caused by Hurricane Rita, of which $17.3 million is related to the current period and is included in Other income on the Income Statement. Additional claims associated with lost production as a result of Hurricane Katrina have been made and will be recorded when finalized.
2006 Production Guidance
Production volumes for the first quarter averaged 82 Mmcfe/day, versus guidance of 75 to 80 Mmcfe/day. Production volumes for the second quarter 2006 are expected to range between 90 and 100 Mmcfe/day (8.2 to 9.1 Bcfe). This increase in production over first quarter 2006 is anticipated as several fields shut-in as a result of damage from Hurricanes Katrina and Rita re-commence production during the second quarter. Repairs to the company’s largest producing field, East Cameron 346, are nearing completion and expected to be finalized this month. Additionally, repairs to other third party pipelines servicing other Remington properties are expected to be completed by the end of the second quarter.
Remington Oil and Gas Corporation is an independent oil and gas exploration and production company headquartered in Dallas, Texas, with operations concentrating in the onshore and offshore regions of the Gulf Coast.
Statements concerning future revenues and expenses, production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of prospects or wells are forward-looking statements. Prospect size and reserve levels are often referred to as “potential” or “un-risked” reserves and are based on the Company’s internal estimates from the volumetric calculations or analogous production. Other forward-looking statements are based on assumptions concerning commodity prices, drilling results, recovery factors for wells, production rates, and operating, administrative and interest costs that management believes are reasonable based on currently available information; however, management’s assumptions and the Company’s future performance are subject to a wide range of business, mechanical, political, environmental and geologic risks. There is no assurance that these goals, projections, costs, expenses, reserve levels, and production volumes can or will be met. Further information is available in the Company’s filings with the Securities and Exchange Commission, which are herein incorporated by this reference. Information in this document should be reviewed in combination with the Company’s filings with the Securities and Exchange Commission and information available on the Company’s website at www.remoil.net.
ADDITIONAL INFORMATION:
The Company and Helix Energy Solutions Group, Inc. (“Helix ESG”) have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction between the Company and Helix ESG with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by the Company free of charge by requesting them in writing from the Company or by telephone at (214) 210-2650. You may obtain documents filed with the SEC by Helix ESG free of charge by requesting them in writing from Helix ESG or by telephone at (281) 618-0400.
The Company and Helix ESG, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the merger. Information about the directors and executive officers of the Company and their ownership of stock of the Company is set forth in the proxy statement for the Company’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Helix ESG and their ownership of Helix ESG stock is set forth in the proxy statement for Helix ESG’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.

Remington Oil and Gas Corporation
Condensed Consolidated Balance Sheets
(In thousands, except share data)

	March 31,	December 31,
	2006	2005
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$47,887	$38,860
Accounts receivable	62,704	66,887
Insurance receivable	38,932	23,308
Income taxes receivable	–	5,767
Prepaid expenses and other current assets	12,942	5,466

Total current assets	162,465	140,288

Properties
Oil and gas properties (successful-efforts method)	937,791	908,437
Other properties	3,876	3,758
Accumulated depreciation, depletion and amortization	(485,804)	(468,290)

Total properties	455,863	443,905

Other assets	1,874	1,872

Total assets	$620,202	$586,065

Liabilities and stockholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$72,474	$76,561
Income taxes payable	3,521	–
Current deferred income taxes	1,094	1,094

Total current liabilities	77,089	77,655

Long-term liabilities
Asset retirement obligation	23,498	21,375
Deferred income taxes	86,612	82,876

Total long-term liabilities	110,110	104,251

Total liabilities	187,199	181,906

Commitments and contingencies
Stockholders’ equity
Preferred stock, $.01 par value, 25,000,000 shares authorized, no shares
Outstanding
Common stock, $.01 par value, 100,000,000 shares authorized, 28,886,443 shares issued and 28,852,084 shares outstanding in 2006, 28,790,997 shares issued and 28,756,638 shares outstanding in 2005	289	288
Additional paid-in capital	155,573	149,234
Restricted common stock	–	24,264
Unearned compensation	–	(20,385)
Retained earnings	277,141	250,758

Total stockholders’ equity	433,003	404,159

Total liabilities and stockholders’ equity	$620,202	$586,065

Remington Oil and Gas Corporation
Condensed Consolidated Statements of Income
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended March 31,
	2006	2005
Revenues
Gas sales	$44,619	$40,390
Oil sales	15,377	19,081
Interest income	458	252
Other income	17,644	63

Total revenues	78,098	59,786

Costs and expenses
Operating	7,228	5,912
Exploration	7,004	10,385
Depreciation, depletion and amortization	17,858	16,011
Impairment expense	274	297
General and administrative	5,186	2,121
Interest and financing	127	198

Total costs and expenses	37,677	34,924

Income before income taxes	40,421	24,862
Income tax expense	14,038	8,827

Net income	$26,383	$16,035

Basic income per share	$0.92	$0.57

Diluted income per share	$0.90	$0.56

Weighted average shares outstanding (Basic)	28,822	28,045

Weighted average shares outstanding (Diluted)	29,414	28,838

Production
Oil (MBbls)	256	405
Gas (MMcf)	5,826	6,176
Mcfe	7,362	8,606
Average Prices
Oil	$60.07	$47.11
Gas	$7.66	$6.54
Per Mcfe	$8.15	$6.91

Remington Oil and Gas Corporation
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	Three Months Ended
	March 31,
	2006	2005

Cash flow provided by operations
Net income	$26,383	$16,035
Adjustments to reconcile net income
Depreciation, depletion and amortization	17,858	16,011
Deferred income taxes	3,736	5,451
Amortization of deferred charges	25	46
Dry hole costs	5,227	9,049
Impairment costs	274	297
Cash paid for dismantlement	(10)	(243)
Stock based compensation	1,241	512
Tax benefit from exercise of stock options	(1,013)	3,376
Gain on sale of properties	(59)	–
Changes in working capital
(Increase) decrease in accounts receivable	3,968	(5,646)
(Increase) in insurance receivable	(15,624)	–
Decrease in income taxes	10,301	–
(Increase) decrease in prepaid expenses and other current assets	(7,501)	49
Increase in accounts payable and accrued expenses	5,539	418

Net cash flow provided by operations	50,345	45,355

Cash from investing activities
Capital expenditures	(42,668)	(47,600)
Proceeds from sale of properties	130	–

Net cash (used in) investing activities	(42,538)	(47,600)

Cash from financing activities
Tax benefit from exercise of stock options	1,013	–
Common stock issued	665	6,833
Purchase of treasury stock	(458)	(336)

Net cash provided by financing activities	1,220	6,497

Net increase in cash and cash equivalents	9,027	4,252
Cash and cash equivalents at beginning of period	38,860	58,659

Cash and cash equivalents at end of period	$47,887	$62,911